Filed by Lanvin Group Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Primavera Capital Acquisition Corporation

(SEC File No.: 001-39915)

Date: October 17, 2022

INVESTOR PRESENTATION October 2022 LANVIN |[woifo×´i]| sergio rossi ST.JOHN CARUSO

BUILDING I HE NEW LUXURY LANVIN GROUP

TABLE OF CONTENTS INFORMATION SECTION IV PAGE 44 TRANSACTION OVERVIEW SECTION II PAGE 25 PORTFOLIO OF FIVE IC0NIC BRANDS LANVIN GROUP Q FOSUN AN INNOVATION-DRIVFN CONSUMER GROUP Founded in 1992,

Fosun‘s mission is to provide high-quality products and Through continuous innovation, Fosun has achieved rapid development by services for families around the world in health, happiness, wealth and capitalizing on high-growth sectors. It constantly fosters industry champions intelligent manufacturing segments. that go public with IPOs in different sectors of consumer, healthcare, etc. FOSUN FOSUNPHARMA FOLIDAY YUYUAN Inc HKEx LISTED SSE LISTED SSE & HKEx LISTED HKEx LISTED One of the earliest listed companies in Global first-tier enterprise in A leading leisure tourism resorts group A global luxury fashion group China and leading landmarks of pharmaceutical and healthcare market worldwide Shanghai NO. 46 -45M NO. 7 65 2021 China Top 500 Private Firms Annual Visitors of Yu Garden Business District(1) China Top 100 Pharmaceutical Companies(2) Club Med Resorts (4) NO. 459 100,000 SQM -9,000 -4.6M 2021 Forbes Global 2000 Business Property (1) Retail Pharmacies of Sinopharm in China (2) Atlantis annual visitors (4) €223B €8.6B C16.6B 6M+ 2021 Revenue Brand Value (1) Market Cap (A-share) (3) VIP Memberships (4) C111.6B MB €7.1B C5.4B €1.3B 2021 Total Assets 2021 Revenue 2021 Revenue 2021 Revenue Source: Capital IQ and Company Filing. Note: (1) Data as of 2019. Published by PRC Ministry of Industry and Information Technology in August 2021. Market capitalization as of March 18, 2022. Data as of 2020. 4 Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date.

PRIMAVERA CAPITAL LANVIN GROUP’S OPTIMAL PARTNER PRIMAVERA CAPITAL AT A GLANCE PRIMAVERA CAPITAL ACQUISITION CORPORATION LEADERSHIP AUM (1) MOC (2) Leading global investment firm with offices in Mainland China, Hong Kong, Singapore, and the U.S., founded by Dr. Fred Hu I 1 X R r^r . . . X    | . . . A.×´i2’.r. ?Tlisiifl N?AO S5 4B GROUP Lead investor in landmark transactions with top-notch returns Mg Long-term track record in helping global companies to expand in Asia and China 111 Deep operational and value creation capabilities centered on digitalization and localization Investment Professionals(3) Global LPs outside of China Strong partnership with e-commerce and consumer market leaders in Asia such as Alibaba, ByteDance, and Yum! China as well as their ecosystems Ki! -95% RENOWNED ECONOMIST OVER 15 YEARS OF AND INVESTOR > INVESTEMNT EXPERIENCE Nearly 30 years of investment and • Over 15 years of investment and capital leadership experience raising experience Instrumental in building Goldman Sachs’ • Deep industry knowledge of the China Asia Pacific franchise consumer sector . Key current board & other roles in public & • Extensive experience in implementing key private sectors operational changes to investee companies ICBC UBS Note: (1) AUM as of March 17, 2022. Gross multiple of capital for realized and partially realized USD investments as of June 30, 2021. Number of investment professionals as of April 12, 2022. 5

(2) LANVIN GROUP BY THE NUMBERS POS worldwide STRONG TOPLINE GROWTH FROM 2020 TO 2025(1) 1200    +343%+ 1%Ö¾ Revenue CAGR Retail Revenue €808 FY21-25 CAGR FY21-25 Heritage brands with more than 390 years of history €615 combined €270 ca;¡^€473 I +40% 200+ E-Commerce Revenue New Store Openings(3) CAGR FY21-25 Worldwide FY21-25 2020PF 2021PF 2022E 2023E 2024E 2025E REVENUE GROWTH IN ASIA AND NORTH AMERICA MARKETS: THE DRIVING FORCE OF LANVIN GROUP PROSPERITY(2) Projected Revenue by Region, % Employees globally Greater I    ’ I + >|) yO •X North _China Greater America Others BCHina ^^^China Greater China Revenue Revenue Growth Vertically integrated S’ /A CAGR FY21-25 in Greater China FY21-25 production facilities . 360036 2021pF 2025E> 28O/o 100+ EMEA Others Others Greater China New Store Openings (3) Sales Percentage in FY25 in Greater China FY21-25 Note: (1) 2020PF and 2021PF revenues are pro forma which include Sergio Rossi 12 months contribution and based on management accounts. 2022E -2025E revenues include contributions from potential new investments. Revenue by region data includes the contributions from existing five brands in 2021 and 2025 and the contributions from potential new investments in 2025. Conversion based on EUR:USD exchange rate of 1.1195 for 2019, 1.1408 for 2020, 1.1967 for 2021 and 1.1603 for 2022 onward. Directly owned stores include retail, outlet and pop-up stores. Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. 6

A UNIQUE GEOBAE LUXURY PI ATFORM Section I LANVIN GROUP

A LEADING GLOBAL LUXURY GROUP WITH UNPARAII LI UD ACCrSS TO ASIA - GLOBAL LUXURY PLATFORM A global luxury fashion group with a strong foundation in Europe and significant growth opportunities in North America and Asia, the main growth drivers of the highly attractive and resilient global luxury markets. DIVERSE HERITAGE BRANDS Diverse portfolio of 5 iconic luxury heritage brands, empowered by one-of-a-kind strategic alliance. PROVEN TRACK RECORD Proven market outperforming track record with significant future runway through organic growth and acquisitions. ,| UNIQUE MANAGEMENT STRUCTURE I 1/I Seasoned management team structured by a unique “Dual-Engine” model and    complementary creative interface. fl (T CRAFTSMANSHIP & SUSTAINABILITY Perfection of luxury craftsmanship with a core focus on sustainability. X- EXCITING INVESTMENT OPPORTUNITY I IOpportunity to invest in an emerging luxury platform with a synergistic business model and compelling risk-adjusted returns.

A HIGHlY ATTRACTIVE AND RESIILIENT ×´’ PERSONAL LUXURY GOODS MARKET ... WITH CHINA BEING THE MAIN GROWTH DRIVER STABLE AND GROWING MARKET PROVEN RESILIENCE TO COVID GROWTH PROPELLED BV CHINA Global Personal Luxury Goods Market Size (€bn) RELATIVE TO OTHER CONSUMER Luxury Goods Spending Breakdown by Nationalities SIJB-SECTORS of Customers (€bn) €380 Performance of Luxury Personal Goods vs Other Luxury Segments (Market Size Rebound % Index from 2018) €310 30% €281 €283 20% €244 10% X €220 0% ^’Ö¾Ö¾Ö¾^ HN 2018 2019 2020 2021E 2022E 2023E 2024E 2025E RoW -10% 77% €150 -20% -40% 30% €76 H \ ./ / 450/ -60% Chinese 10% 23% -70% 1996 2006 2016 2019 2020 2021E 2022E 2025E Tourfem Cruise Luxury Food 2021E 2025E Luxury Hotels Personal Luxury Source: Bain-Altagamma Luxury Goods Worldwide Market Study (Fall 2021-20th). Euromonitor. Section I 9

UNIQUELY POSITIONED TO CAPTURE THE FASTEST ×´’ GROWING LUXURY MARKET IN THE WORLD ... LANVIN GROUP IS THE 1ST AND ONLY GLOBAL LUXURY GROUP HEADQUARTERED IN CHINA WITH UNPARALLELED ACCESS TO THE LARGEST AND FASTEST GROWING LUXURY MARKET IN THE WORLD HM NORTH AMERICA EUROPE ASIA €7B €306B €127B tapestry LVMH HERMES HENNESSY. LOUIS VUITTON €6B €56B €56B RALPH LANVIN GROUP €12,B ×´B €11B PRADA MONCLER CAPRI HOLDINGS Limited €3B €3B €2B ( )1) i ErmenegUdo VKJLJ BRUNELLOCUCINELL1 ¿£gll£l V PVH 3D ARMANI OTB ONWARD M AYHOOL A FOR IN VESTMENTS 5TC Source: Market Cap as of September 30th 2022, Capital IQ. Section I 10

NORTH AMERICA Source: Company information. Bain-AltagammaLuxury Goods Worldwide Market Study (Fall 2021-20th). Note: (1) Points of Sale as of 31st December 2021. Includes shop-in-shop, retail, outlet & pop-up stores. (2) 2021E—2025E regional growth rate is calculated by higher end 2025 market size (€380 mn) and market share % by region (2021E: Europe 25%, Americas 31%, APAC 18%, China 21%, Rest of World 4%. 2025E: Europe 24%, Americas 24%, APAC 21%, China 26%, RoW4.5%) in Bain-AltagammaLuxury Goods Worldwide Market Study (Fall 2021-20th). APAC excludes Greater China area.

DIVERSE PORTFOLIO ×³×´ OF FIVF ICONIC I LJXLJRY BRANDS ... Source: Company website. Company information. Note: (1) All figures as of 30thJune 2022. Section I 12

... EMPOWERED BY “2 ONE-Or-A-KIND STRATEGIC ALLIANCE. LEVERAGING TOP TIER STRATEGIC PARTNERS’ EXPERTISE TO ACCELERATE GROWTH AND FACILITATE DISRUPTIVE CHANGES CAPITAL/NETWORK M&A / GROWTH EXPERTISE Strong partnerships with e-Com rprimoVt’ra Cross-sector global resources and expertise and consumer market leaders in Asia^^^^ in creating consumer-driven ecosystems E-COMMERCE & DIGITAL /7flrH\\ DISTRIBUTION CHANNEL Largest brand e-Commerce Market expertise in expanding business partner in China to Japan’s fashion sector LANVIN GROUP I ×³ REAL ESTATE / DISTRIBUTION i<11 ACTIVATION GROUP MEDIA & COMMUNICATION Access to prime luxury and lifestyle locations 360°marketing solutions for luxury and premium brands in China PRODUCT DEVELOPMENT NE0 SUPPLY CHAIN I IIV7I7VA I Zl VI    IVILIll Stella liner national Holdings IJ mil cd Market expertise, know-how 7 17 7 ’×³ Comprehensive supply chain network and resources in global luxury footwear in sustainable fabric and apparel

PROVEN MARKET OUTPERFORMING ×i TRACK RECORD Lanvin Group Revenue Growth Rate LANVIN IS BACK Actual 1H2021 vs. 1H2022 (%) « LAINVIIN IcS BACK Z, _ I 28% 23% 27% o EMEA Half-year NA Half-year 18% J Revenue 22 vs 21 Revenue 22 vs 21 HEajE^H luff, L ×³LANVIN LANVIN x Gallery DEPT. “ LANVIN China Capsule LANVIN GROUP || || n || LANVIN JttpjiF / Llnl +260% +75% 2S.Z TGnRTGX Wholesale Half-Year DTC Half-Year in EMEA Actual 1H2021 vs. 1H2022 (% ’ Revenue 22 vs 21 Revenue 22 vs 21 Iconic HOBO Bag Family Lanvin Brand Global Revenue Growth Rat EMEA Half-year NA Half-year o / Wolford Half-year DTC Half-year Revenue 22 vs 21 Revenue 22 vs 21 LANVIN Wolford x NEIWAI Wolford x Amina Muaddi Source: Capital IQ—listed company annual reports. Note: (1) Lanvin Group and Lanvin brand half-year performance compares to other peers. Actual 1H 2021 and 1H 2022 financials of Lanvin Group are reviewed by auditor. (2) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Section I 14

WITH SIGNIFICANT FUTURE RUNWAY THROUGH ORGANIC GROWTH ... REINFORCING PRODUCTS & MERCHANDISING EXPANDING CHANNEL AND FOOTPRINT Rebalanced product portfolio Cross-over and collaboration series New market entry Optimized channel mix Creative design initiatives Supply chain support and entry into new categories Enhanced shopping experience E-commerce penetration Perfumes & Brand 2021A 2025E Leather Goods Cosmetics Athleisure Collaboration Sustainability Footprint Expansion (1) Omni-Channel Distribution RENEWING BRANDING & MARKETING LEVERAGING CHINA ENGINE Renewed brand image Digital marketing and content management 360°brand operation by local team Dedicated content and product offering Localized story-telling Influencer marketing and celebrity endorsement Supportfrom strategic partners Online and offline expansion Target Young / Gen-Z customers Culture Relevancy Celebrity and KOL Endorsement Lanvin x Yu Garden Livestreaming Wolford, Hangzhou Caruso, Shanghai Lanvin, Shanghai Note: (1) DOS as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. Section I 15

... AND ACQUISITIONS FROM A SOLID PIPELINE. 03 FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF LANVIN FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF ST. JOHN Minority investments in startups in fashion, supply chain, design, e-commerce, etc. 2017 Bbl 2021 DECEMBER APRIL OCTOBER NOVEMBER MAY JULY AND BEYOND FOSUN FASHION GROUP BECOMES MAJORITY SHAREHOLDER OF SERGIO ROSSI FOSUN FASHION GROUP BECOMES ’ FOSUN FASHION GROUP BECOMES ×´ MAJORITY SHAREHOLDER OF CARUSO Note: (1) As of the date of this presentation, there have been no definitive agreements executed with respect to either of these new investments. Section I 16

SEASONED MANAGEMENT TEAM Bruno Sialelli Creative Director, Lanvin Evangelie Smyrniotaki Artistic Director, Sergio Rossi Section I 17

... STRUCTURED BY A UNIQUE “DUAL-ENGINE” MODEL ... Market Specific Strategy Special Capsule: Local Specific Platforms Paralleled Reporting Line Design, Special Events & Story-telling Targeting Local Top Management at Market Occasion & fitting Audience I QUICK DECISION COST EFFICIENCY MARKET ADAPTATION BRAND STRATEGY DESIGN & PRODUCTION MARKETING & PR DIGITAL I Agile decision-making process Tailored for local needs, quick Adapted story-telling to Omni-channel penetration with paralleled reporting reaction to market, appeal to local to gain stronger traction structure reduction in cost customer base from customers rategy, Main CoUection: International Campaians Y Budgeting & Resource Aligned Brand DNA International Campaigns Global E-com f|\ CoreEngine for Gl°ciSupply Consistent Brand Image Platform & CRM

... AND COMPLEMLNI ARYCRLAIIVL INTERLACE TO CAPTURE RISING DEMAND. A NEW CREATIVE STRUCTURE: IN-HOUSE DESIGN STUDIO COMPLEMENTED BY CREATIVE TALENT PLATFORMS IN BOTH EUROPE AND CHINA TO MEET RISING MARKET DEMANDS ,¿*A MILAN CREATIVE Special Capsule/ CREATIVE DIRECTOR Crossover LAB Designer 1 I Freelance Designer 1 Designer 2 Fashion Pieces CmEon Freelance Designer 2 BRAND | CREATIVE Design Studio Design Support PLATFORM _ \ DESIGN CHIEF CHINA MERCHANT P S. BonD Designer 1 BUND Designer 2 ! Embroidery Design Section I 19

PERFECTION OF LUXURY CRAFTSMANSHIP ... In 1954, Wolford created the In 1968, Sergio Rossi 1st seamless nylon stockings signed his 1st shoes, in the world PANCA, a summer sandal Section I 20

SUSTAINABILITY IS A KEY PILLAR OF LANVIN GROUP’S GROWTH STRATEGY Lanvin Group is committed to operating its businesses in the best interests of the environment and working together with its employees, suppliers and customers to ensure long-term sustainable growth. The group aims to develop its business in step with sustainable policies on environmental and social issues, and is committed toa process of continual improvement on these important matters as a key driver of future growth. WOLFORD IS THE FIRST AND THE ONLY COMPANY IN SERGIO ROSSI IS COMMITTED TO THE HIGHEST ETHICAL STANDARDS: THE APPAREL INDUSTRY THAT RECEIVES “CRADLE TO INTEGRITY, RESPECT, RESPONSIBILITY AND LOYALTY CRADLE” CERTIFICATION (1) 700 Of purchased electricity certified Tons of CO2 avoided thanks to the already heated waste water 50 our photovoltaic system offices and stories of e|ectricity and natural gas KWH of electric energy Produced by cradietocradle consumption in 2020 with respect our Photovoltaic panels instaHed in to 2017 San Mauro Pascoli, both sold and used of our employees are women Note: (1) Cradle to Cradle (Gold) Certification is the global standard for products that are safe, circular and responsibly made issued by Cradle to Cradle Products Innovation Institute. Wolford was given the certification for the development of environmentally neutral products in both categories (biodegradable and technically recyclable). Section I 21

OPPORTUNITY TO INVEST IN AN EMERGING LUXURY PLATFORM... GLOBAL BUSINESS Startup HIGH GROWTH FOOT IN THE DOOR X X X X ACCESS TO FASTEST MATURE BUSINESS MODEL STABLE AND RESILIENT MARKET PARTNERS WHO HAVE BEEN IN GROWING MARKETS THE INDUSTRY FOR DECADES Section I 22

Cross manufacturing Group Synergy + Full spectrum resource sharing Best practice sharing Flagship Brand \ • LANVIN Bundle contract ‘ Risk Diversification & \ c ×³, LANVIN GROUP i f Balanced portfolio c g Emerging Specialized/ Concepts Functional Global knowledge Designer Incubator New Materials • Wolford ! &Technology • Sergio Rossi Digital Platform & • St. John Knits Tools • Caruso Market Expertise Unique expertise and resources in China flow/sales Section 23

... AND COMPELLING RISK-ADJUSTED RETURNS. 06 2-3X LEAP VALUE CREATION IN REVENUES A number of luxury brands have seen strong market demographic of resurgence. Normally, it will take 5-6 years A lot of luxury brands used to be in digital / millennials / high- for 2-3x leap in revenues. a challenging situation. When the income earners creative direction and strategic • Operational value-add vision were correctly positioned, these brands became most ‘ LANVIN GROUP Focused Platform assets with diverse LUXURY GREATEST D ACTS Typical Fashion Platform—Mature Market Focus i Risk ! I 24

DIVERSE PORTFOLIO BK?WU ffi «×™4 OF FIVE ICONIC LUXURY M IIERI ACE BRANDS— ÍÍK ion II LANVIN GROUP

ONE OFTHE OLDEST FRFNCH COUTURE HOUSFS STILL IN OPERTION “PEARL OF THE CROWN” IN FRENCH HISTORY Iconic French brand and one of the world’s oldest luxury houses currently in operation since 1889 f Synonymous with classic Parisian elegance A scarce, full-category luxury house for men, women and kids Products ranging from apparel to leather goods, footwear, accessories and fragrances 287 27 Points of Sale(1) Directly Operated Stores Countries Penetrated (2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 26

LAWI\ AT A Gl ANGF UNMATCHED BRAND HERITAGE AND ARCHIVE The world’s oldest couture house still in operation since 1889 / COMPREHENSIVE PRODUCT OFFERING    ’f Jewelry Footwear Leather Goods Womenswear Menswear ‘ !

ONE OF E WORLD’S LARGES LUXURY SKIN WEAR BRANDS EPITOME OF EXCLUSIVE LEGWEAR AND BODYWEAR Founded in 1950, Wolford has been known for market leading luxury legwear and bodywear The highest level of craftsmanship, process innovation as well as sustainable, environmentally friendly and ethical production standards m 1^ 11 £ Note: (1) Points of Sale as of 31st December 2021, including retail, outlet, pop-up stores and wholesale boutiques.    Wholesale partner doors include department stores and specialist retail stores. Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 28

WOLFORD AT A GL ANCF RENEWED BRAND POSITIONING THROUGH THREE PILLARS DIVERSE SKINWEAR PRODUCT LINE-UP REVAMPING BRANDING & MARKETING READY-TO-WEAR DIGITAL MARKETING AND CONSUMER CELEBRITIES & KOL MARKETING g B COMMUNICATION Brand Ambassador Digital Marketing \ Section II 29

LEGEND OF SHOEMAKER IN THE WORLD HERITAGE OF AN ITALIAN LEGENDARY FOOTWEAR BRAND Made-in-Italy luxury footwear brand since 1951 Deeply rooted in the creativity and expertise of its eponymous founder Brand DNA built around quality, craftsmanship, authenticity and Italian heritage Handmade shoes for sophisticated, smart and effortlessly chic women Successful diversification into men’s footwear category 328 50 Points of Sal Directly Operated Stores 80+ Countries Penetrated(2) Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and e-commerce coverage. Section II 30

SERGIOUOSSI 1 2 SUPERB KNACK IN DELIVERING HIT PRODUCTS HEART AND SOUL OF SERGIO ROSSI 12’000+ 200+ Total production Artisans and Documents and 4 area (sqm) employees images digitalized 120,000 100% 6,000+ Pairs capacity in Green energy- f warehouse based facility . San Mauro “The Living Heritage” ., Factory Archive INTERNATIONAL, OMNICHANNEL AND DIGITALLY- DISTRIBUTIONS London Mount “Phygital” Store Shanghai Reel Section II 31

CLASSIC, TIMELESS AND AMERICAN I HOUSE A FASCINATING COMBINATION OF CRAFT AND COUTURE - Founded in 1962 on the premise of a simple, elegant, and versatile knit dress Great American design—timeless elegance, unsurpassed quality and craftsmanship Targeting affluent women—the preeminent brand in knitwear A Ö¾ Sb \ Ö¾ ‘ Vertically integrated with luxury craftsmanship and global distribution network Points of Sale 1 Directly Operated Stores f 97 Social Media Impressions    tjf., . Note: (1) Points of Sale as of 31st December 2021, including shop-in-shop, outlet, retail & pop-up stores. (2) Includes countries where Lanvin Group has a retail and wholesale footprint and coverage. Section II 32

CT AT LUXURY CRAFTSMANSHIP Commitment to creating the finest, most luxurious knitwear in the world UNIQUE AMERICAN HERITAGE ^11^1111^^ 196s 1970s 1980s 1990s 2000s Maria Gray Exotic Yarn Evening Collection St. John Boutique Angelina Jolie Hillary Clinton Michelle Obama Jill Biden Section II 33

THE PREMIER MENSWEAR MANUFACTURER IN LEADING HIGH-END MENSWEAR PLAYER ’ Founded in , Italy in 1958 by the legendary tailor Caruso from Naples Together with , it is one of the largest and most advanced manufacturers of menswear and partner of choice for luxury labels in Europe Caruso has evolved from a project manufacturer into a luxury lifestyle brand /H 44 4+ Points of Sal Seamstresses and Master Tailors Trouser Units / Year (Capacity)

CARUSO Al ACUANCL FROM TAILORING TO MENSWEAR & TWO INTERTWINED AND SYNERGISTIC BUSINESSES PLAYFUL ELEGANCE CARUSO Harrods SIS, BFC Boutique London, UK Shanghai, China Section II 35

FINANCIAL INFORMATION Section III LANVIN GROUP

LANVIN GROUP’S NUMBERS AT A GLANCE 2021PF 2021PF 2021PF Global Revenue Greater China Revenue North America Revenue €333M €46M €9M 2021PF 2021PF 2021PF Global Revenue Growth Greater China Revenue Growth North America Revenue Growth vs 2020PF vs 2020PF vs 2020PF +23% +57% +28% Note: Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and the PF revenue include Sergio Rossi 12 months contribution in 2020PF and 2021PF. 2025E Revenue include contributions from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st2021 to the acquisition date. Section III 37

LANVIN GROUP S CURRENT TRADING Lanvin Group Global Revenue (€mn) Lanvin Group Adjusted EBITDA (€mn) 1H 2021 Actual 1H 2022 €202 €117 (€36) (€36) Adj. EBITDA Change % Actual 1H 2021 Actual 1H 2022 Note: (1) Actual 1H 2021 and 1H 2022 Lanvin Group global revenue and adjusted EBITDA are reviewed by auditor. Lanvin Group acquired a majority stake in Sergio Rossi in July 2021 and Sergio Rossi was consolidated in Lanvin Group’s consolidated financial statements starting from the acquisition date. Actual 1H22 Adjusted EBITDA improved to € (35.5) million from € (35.9) million in 1H21, an improvement of €0.4 million. Section III

LANVIN GROUP’S KEY FINANCIALS SOLID REVENUE AND ADJUSTED EBITDA GROWTH BY SIGNIFICANT INVESTMENTS IN EXISTING BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth 2020PF-2025E (€mn) 4 Adjusted EBITDA Growth 2020PF-2025E (€mn)(5) 9% €85 €30 €808 62 —K €473 79 Q €(29) 9 (116) 400 €333(6) €270 57 !3 ® -J €(72)—€(85) 48 276 _1_4)__! €(130) 2020PF 2021PF 2022E 2023E 2024E 2025E 2020PF 2021PF 2022E 2023E 2024E 2025E Additional Sergio Rossi Contributio Potential New Investment Additional Sergio Rossi Contribution 2 Potential New Investment Note: (1) Lanvin Group acquired a majority stake in Sergio Rossi in July 2021. 2020PF and 2021PF revenue include Sergio Rossi 12 months contribution. €31mn represents Sergio Rossi contribution from the acquisition date. Pro forma adjusted EBITDA represents 12 months contribution in 2020 and 7 months contribution in 2021. 2022E—2025E Revenue and EBITDA include contributions from potential new investments. Historical figures presented were not audited under standards. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date.

LANVIN GROUP’S REVENUE EVOLUTION BY BRANDS CONVINCING REVIVAL PLAN ACROSS FIVE HERITAGE BRANDS AND POTENTIAL NEW INVESTMENTS Revenue Growth Bridge 221PF-2025E (mn) €114 €989 €46 €115 74 €109 €198 €33 221PF(1) LANVIN |[wöiford]| sergio rossi ST JOHN PotenttaentsW 2025E Note: (1) 2021PF Revenue includes Sergio Rossi 12 months contribution. (2) Actual 2021 PF global rtvtnut is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to tht acquisition datt. Stction III 40

LANVIN GROUP’S GROWTH WILL BE LED BV ITS GFOGRAPHIC & DISTRIBUTION CHANNEI STRATEGY 2O21PF<’> 2025E(2> Others Others Greater China Greater China Revenue Mix by Geography EMEA €333M 8% 989M Greater China revenue is expected to increase by 5 times as part of dual engine strategy North 33% America North 28% America . Revenue Mix by Channel wl% Wholesale M Wholesale 989V1 “ Increasing engagement with customers means lessening reliance on the wholesale segment Outlet Others Outlet Note: (1) 2021PF revenue includes Sergio Rossi 12 months contribution. 2025E revenue includes contribution from potential new investments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 41

LANVIN GROUP’S MARGIN EXPANSION 220PF +€45M 221PF +€17M 225E Adj. EBITDA(,) 2021PF Adj. EBITDA increase vs 2020PF Adj. 15 < 2025E Adj. EBITDA increase vs 2021PF Adj. EBITD Revenue Growth Revenue increase by 23% Revenue increase by 2x Channel mix, product mix upgrade, Gross Margin Pricing power & channel mix price increase & supply chain Expansion . o . .... __ Positive leverage of unique Operating _iciency in platform including Milan creative Leverage — — lab and unified digital platform Note: (1) 2020PF and 2021PF adjusted EBITDA include Sergio Rossi 12 months contribution. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. (2) 2025E adjusted EBITDA includes contribution from potential new investments. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Section III 42

LANVIN GROUP’S HISTORICAL P&L OUTLOOK HISTORICAL PROJECTED Revenu(1) 410 270 33 473 615 808 989 Revenue Growth % -34% 23% 42% 30% 31% 22% Adjusted EBITD (111) (130) (85) (72) (29) 30 85 Adjusted EBITDA change -19 45 12 43 59 56 Margin % (27%) (48%) (25%) (15%) (5%) 4% 9% Note: (1) 2019PF, 2020PF and 2021PF revenue and Adjusted EBITDA are management accounts and all include Sergio Rossi 12 months contribution. Historical figures presented were not audited under standards. Adjusted EBITDA includes certain IFRS financial measures but not ESOP related adjustments. Actual 2021 PF global revenue is €339 million which includes 2021 audited revenue and Sergio Rossi’s contribution from January 1st 2021 to the acquisition date. Section III 43

TRANSACTION OVERVIEW Section IV LANVIN GROUP

TRANSACTION SUMMARY TRANSACTION HIGHLIGHTS SOURCES & USES(5) $1.3bn Sources $m Uses $m EV / FY2 Sales Existing shareholder rollover 1,000 Value PIPE Investors(3) 50 Private PlaceVent () 50 Cash on Balance Sheet(3)(6) 559 Holders 80 $1.7bn 58% EstiVated Transaction Expenses 35 n r • . Exsting LG Shareholders Existing shareholder rollover 1,000 H Pro-forma Equity Value(1) * . Ownership Total Sources 1,594 Total Uses 1,594 Bonus PomiSonres2 ILLUSTRATIVE PRO FORMA OWNERSHIP AT CLOSING(7) Roughly 5.0% of pro forma ownership at closing A bonus pool of s.6 million LG shares are to PIPE is owned by management through an ESOP FINANCING DETAILS 3% program, providing alignment of incentives Pro Forma Ownership(7) NOSH (m) Value ($m) $414m + $80m $50m 50V |nd. Size + PIPE Size<3) Private ownership)<2) Placement Shareholders(2)(8) 53.8 538.3 Existing lnvestors(9) 9.0 90.0 Shareholders Shareholders 31% 58% (2) lnvestors(3) 5.0 50.0 $559m No Secondary Selldown Primary Proceeds(3)(4) Private Placement 5.0 50.0 Total 171.8 1,717.5 Notes: (1) Calculated from pre-money equity valuation of $1.0bn and assumes pro-forma net cash at listing of $369m, including $133m operating lease liabilities as of Jun-22 auditor reviewed accounts. Auditor reviewed accounts converted from Euros into USD at EUR / USD of 0.9844. (2) The bonus pool of 3.6 million shares are provided by promoter shares and lnternational Limited. (3) The subscription price payable by Fashion Holdings (Cayman) Limited for its subscription of shares in the shall be partially settled by $30m shareholder loan extended to Lanvin Group on April 15 2022, and the shareholder loan shall be deemed repaid afterwards. (4) Primary proceeds refer to cash on balance sheet received from this transaction. (5) Sources and uses assumes no redemption of cash in trust from public shareholders. (6) To be used for M&A, branding and marketing, retail store expansion and general working capital. (7) Pro forma ownership excludes the impact of public and private warrants held by Holders, investors and the sponsor. (8) promote shares for the sponsor and independent directors of the SPAC. (9) lncludes promote shares for FPA investors. Section lV 45

PLUSI RAIIVF COS I BASIS I OR NON-RFDFFMING SPAC SHARFHOI DFRS Non-redeeming PCAC SPAC public shareholders to receive a pro-rata portion of a 3.6 million bonus pool of shares at closing1 As redemptions increase, cost basis to non-redeeming PCAC public shareholders decreases, creating a tontine-style incentive structure Illustrative Cost Basis to Non-Redeeming PCAC Shareholders SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.0 24.8 20.7 16.6 (+) Bonus Shares 3.6 3.6 3.6 3.6 3.6 3.6 3.6 $9.5 Total Shares Issued to SPAC S/H 45.0 40.9 36.7 32.6 28.4 24.3 20.2 C/J SPAC Non-Redeeming Shares 41.4 37.3 33.1 29.l 24.8 2l.7 16.6 $9.l (x) Illustrative $1l.l Purchase Price $1l.l $1l.l $1l.l $1l.l $1l.l $1l.l $1l.l m Cost of SPAC Non-Redeeming Shares ($mm) $414.0 $372.6 $331.2 $289.8 $248.4 $207.0 $165.6 (/) Total Shares to SPAC S/H 45.l 4l.9 36.7 32.6 28.4 24.3 2l.2 $8.5 Illustrative Cost Basis ($) $9.20 $9.12 $9.02 $8.90 $8.73 $8.52 $8.21 = \ % Discount Rate 8.0% 8.8% 9.80% 1W°/o 12.70% 14.8% 17.9o/o \ X $8.21 Illustrative Implied TEV /2022E Revenue2 2.6x 2.6x 2.6x 2.5x 2.5x 2.4x 2.3x /2023E everwe2 1.9x 1.8x $ O.O% 1O.OO/O 20.00/O 3O.OO/O 4O.OO/O 50.00/O 60.00/O Implied cost basis for non-redeeming PCAC Shareholders with 3.6 million bonus shares shared on a pro-rata basis Notes: (1) The bonus pool of 3.6 million shares are provided by PCAC’s promoter shares and Fosun International Limited. (2) Implied TEV calculated by the shares outstanding, multiplied by illustrative cost basis, plus net debt. Note that as redemptions increase, shares outstanding decrease and net debt increases. Section IV 46

LANVIN GROUP REVENUE GROWTH OUTPACING INDUSTRY PEERS OPERATION BENCHMARKING OF COMPARABLE COMPANIES REVENUE CAGR 2022E—2025E 2022E—2025E I 27.9% i i I I I I ¡ 9.5% 9.6% 9.2% 8.5% 8.3% 9.2% ; “%i 6.7%6.8% 8•3% 5.6% ! LANVINGROUP E G MONCLER PRADAspa BURBERRY Ermenegildo Zegna Group TODS GROUP ! 2022-2025E Median Source: Bloomberg as September 30, 2022. Notes: All financials are to December 31. Projected financials for Lanvin Group (2022E—2025E) are based on management estimates.

VALUATION BENCHMARKING OF COMPARABLE COMPANIES EV / 2022E SALES I I With Bonus Shares(1) At Deal(2) 5.0x 4.8x 3x 3 .5x 3.1x 2.6 x Median: 3.1x 2 2.0x I ! LANVIN GROUP ! ADA spa BURBERRY Ermenegildo Zegna Group TOD’S I 1 2022E 2022E Median EV / 2023E SALES I With Bonus Shares(1) At Deal(2) 4.5x 4.4x 4.0x 3.2x 2jx 2.2x^2.5Ö¾ 8x LANVIN GROUP ; LVMH KEV’” PRADA spa BURBERRY Ermenegildo Zegna Group TOD’S 2023E 2023E Median Source: FactSet as of September 30, 2022. Notes: Projected financials of Lanvin Group are based on management estimates, converted from Euros based on an exchange rateofEUR / USD of 0.9844. All financials are calendarized to December 31. (1) Assumes no redemptions. Includes the impact of the bonus pool of 3.6mn shares provided by PCAC‘s promoter shares and Fosun International Ltd. The illustrative multiples are calculated with reference to illustrative implied TEV for non redeeming shareholders at no redemptions. (2) Assumes no redemptions at the issue price of $10 per share. Excludes the impact of the bonus pool of 3.6mn shares. Implied multiples at deal of Lanvin Group are based on pro forma enterprise value of $1.3bn. Section IV 48

APPENDIX LANVIN GROUP

W) HK • Board Member, Apollo Strategic Growth • Co-Founder, Rent the Runway • Founder, Nexus Management Group • Board Member, Shutterfly •• PCaor-tFnoeur,nVdoelri,tiRonenCtathpeitaRlunway •• FBoouanrdd eMr,eNmebxeurs, WMaarnnaegreMmuesnict Group • Board Member, Rackspace •• PBaoratrnderM, Vemolbitieorn, ACpaoplliotaSl PAC •• BBooaarrdd MMeemmbbeerr,, RWeavrlnoenr Music • Board Member, Great Canadian Gaming • Board Member, Party City • Board Member, Man Group • Board Member, NHL Seattle • Board Member, Shutterfly • Board Member, Spring Studios • Chairman, Invest in Canada

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND WORLD CLASS ADVISORY TEAM

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION Revenue (1), € in millions LANVIN 6 Acquired 2018) Retai+110.7M .6 54.2 30.0 26.5 66.0 32.7 1 (2) (2) FY2020 FY2021 Retail Stores Growth China New Retail Store Global New Retail Store Wholesale & Clearance E-commerce Cosmestics FY2025 sergio rossi Retail +512M (Acquired in 2021) , 94 ) 10-4 13.4 ! ! 20.3 17-5 56.7 47.9 FY2020 FY2021 Retail Stores Growth China New Retail Stores (2) Global New Retail Stores(2) Wholesale Others FY2025 Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. Appendix 51

LANVIN GROUP’S REVENUE EVOLUTION BY BRAND PROVEN HISTORICAL TRACK RECORD AND CLEAR GROWTH DRIVERS FOR FUTURE EXPANSION _ Revenue(1), € in millions | [Wolford] | Retail+41.8M 527 220.1 (Acquired in 2018) ! i ! I i i 0 3.1 21.4 6.6 13.8 5 97.1 I I I \ \ \ \ FY2020 FY2021 \ Retail China New (2) Global New (2) Wholesale The W FY2025 Stores Growth Retail Stores Retail Stores ST JOHN (Acquired in 2017) Retail + 88.3M 20.6 1.4 189.7 15.1 4.9 31.5 41.7 I 74.5 66.5 74.5 ! : FY2020 FY2021 LFL Retail China New (2) Global New Retail Stores (2) Wholesale E-commerce Others FY2025 Store Growth Retail Stores Note: (1) Historical figures presented were all management accounts and were not audited under PCAOB standards. 2021 and onward figures are all management estimates. (2) China New Retail Stores refer to the revenue growth from the new opening retail stores in the Greater China area. Global New Retail Stores refer to the revenue growth from the new opening retail stores in regions excluding the Greater China area. For Wolford, China New Retail Stores refer to revenue growth from the new opening retail / wholesale stores in the Greater China area. Appendix 52

KEY STRATEGIC AREAS PROVIDING TREMENDOUS ADDITIONAL ROOM EOR GROWTII CONSERVATIVE CURRENT PROJECTIONS FOR RETAIL ROLLOUT AND STRONG E-COMMERCE GROWTH PROSPECTS DOS of China Stores of E-commerce Sales Luxury Fashion Groups Luxury Fashion Brands Double DOS # in \ Ì XCOmparedtO2021 -178M i 21-25 CAGR:+40% Ì ¡S LANVIN ×´,,×´LANVIN GROUP n 1.513×´’ -8×´ -1.291M (Sept 2021) (Greater China, Dec 2020) 2020 Group A Brand A Group A (Luxury House) (Luxury House) (1) (1) (1) n 2,007 M *115 Personal Luxury Market *107B (Dec 2020) (Greater China, Jan 2022) ( Sector) (2025E) Group B Brand B (Fashion Leather Goods Business) Source: Company filings, Bain Altagamma Luxury Goods Worldwide Market Study (Fall 2021—20th). Note: (1) Based on the latest available data on DOS and E-commerce sales. Appendix 53

USE OF PROCEEDS FREE CASH FLOW POSITIVE IN 2023Q4 $160M operation cash support is sufficient to make Lanvin Group generate positive free cash flow in 2023Q4 $140M will be allocated to new investments If any additional capital, it will be allocated to invest in growth & expansion projects (cosmetics, activewear, new market penetration, etc.) ILLUSTRATIVE USE OE PROCEEDS OE CAPITAL RAISE TO 2025 CapEx Branding & Marketing Working Capital New Investments $50M SOON I $20M Appendix 55

RISK FACTORS The risks presented below are certain of the general risks related to Fosun Fashion Group (Cayman) Limited and its subsidiaries (collectively, the “Company”), Primavera Capital Acquisition Corporation (“SPAC”) and the proposed business combination between the Company and SPAC (the “Business Combination”), which will result in the formation of combined company incorporated under the laws of the Cayman Islands with the name Lanvin Group Holdings Limited (“LGHL”). Such list encompasses only a non-exhaustive subset of the broad spectrum of risks and uncertainties that the Company and SPAC face, and that LGHL will face, after the Business Combination (including currently unknown risks), which individually or collectively may impair LGHL’s business, financial condition or results from operations and cause actual events or results to differ materially from what is reflected in this presentation. The list below has been prepared solely for purposes of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. You should carefully consider these risks and uncertainties, and should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business of the Company will be disclosed in future documents filed or furnished by the Company and SPAC with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Business Combination. The risks presented in such filings will be consistent with those that would be required for a public company in its SEC filings, including with respect to the business and securities of the Company and SPAC and the Business Combination, and may differ significantly from, and be more extensive than, those presented below. As used herein, references to “we,” “us” and “our” are intended to refer to the Company prior to the Business Combination and to the combined company (i.e., LGHL) following the Business Combination. • The COVID-19 pandemic has had, and is expected to continue to have, a significant adverse impact on us and our financial condition and results of operations may be materially adversely affected. • We have incurred significant losses in the past and anticipate that we will continue to incur losses for the current year and upcoming future years. • Our growth depends, in part, on our continued retail expansion, and we may not be successful in undertaking such expansion. • Failure to accurately forecast consumer demand could lead to excess inventories or inventory shortages, which could result in harm to our business. • We are dependent on suppliers for our products and raw materials, which poses risks to our business operations. • We face intense competition in the personal luxury goods industry. • We are exposed to the risk that personal information of our customers, employees and other parties may be damaged, lost, stolen, divulged or processed for unauthorized purposes. • If one or more of our distribution facilities or those of our distribution partners experience operational difficulties or become inoperable, it could have a material adverse effect on our business, results of operations and financial condition. • Our revenues and operating results are affected by the seasonal nature of our business and cyclical trends in consumer spending. • Our potential inability to find suitable new targets may cause us to not be successful in achieving intended benefits, cost savings and synergies. • If our trademarks and intellectual property or other proprietary rights are not adequately protected to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. • We are subject to legal and regulatory risk. • Changes to taxation or the interpretation or application of tax laws could have an adverse impact on our results of operations and financial condition. • We are exposed to fluctuations in currency exchange rates. • We operate in many countries around the world and, accordingly, we are exposed to various international business, regulatory, social and political risks. • There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. In addition, rules and regulations in China can change quickly with little advance notice. • We may be required to obtain prior approval or subject to filings or other requirements from the China Securities Regulatory Commission or other PRC regulatory authorities for the transactions contemplated by the Business Combination Agreement. • Changes in tax laws, regulations and policies in jurisdictions in which we operate may materially and adversely affect our results of operations and financial condition. • Because of the costs and difficulties inherent in managing cross-border business operations, our results of operations may be negatively impacted. • The conflict in Ukraine and sanctions and export controls imposed in response to the conflict, including on Russia and Belarus, may adversely affect our business. • LGHL will rely to a significant extent on dividends and other distributions on equity paid by its principal operating subsidiaries to fund offshore cash and financing requirements. • You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because LGHL is incorporated under the law of the Cayman Islands, LGHL conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States. • The re-branding to Lanvin Group is being challenged by the minority shareholders of Arpège SAS (the proprietor of the “Lanvin” brand). We cannot predict the outcome of such challenge and may have to discontinue the useof the Lanvin brand by LGHL at the corporate level. • If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of, following the Closing, LGHL’s securities, may decline. • The ability of public shareholders of PCAC to exercise redemption rights with respect to a large number of PCAC’s public shares may impact PCAC’s and LGHL’s ability to optimize its capital structure, and PCAC may not have sufficient funds to consummate the Business Combination. • Subsequent to PCAC’s completion of the Business Combination, LGHL may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price post-Business Combination, which could cause you to lose some or all of your investment. • The grant and future exercise of registration rights may adversely affect the market price of public shares of PCAC and LGHL’s securities upon consummation of the Business Combination. • We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed. • Subsequent to the completion of the Business Combination, LGHL may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of LGHL Securities. • Following the consummation of the Business Combination, LGHL’s only significant asset will be its ownership of FFG and its affiliates and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable LGHL to pay any dividends on its ordinary shares or satisfy other financial obligations. • LGHL Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if PCAOB is unable to inspect LGHL’s independent auditor for three consecutive years beginning in 2022. • This Presentation contains projections and forecasts that may not be an indication of the actual results of the Business Combination or Lanvin Group’s future results. 56 DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not

DISCLAIMER (1/2) Cautionary Notes This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination involving Fosun Fashion Group (Cayman) Limited (together with its subsidiaries, “Lanvin Group”), Lanvin Group Holding Limited (“PubCo”),Primavera Capital Acquisition Corporation (“PCAC”) and certain other parties and the related transactions (collectively, the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Lanvin Group and PCAC. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of Lanvin Group or PCAC, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return or destroy these materials, and any other materials that the recipient may have received in the course of considering an investment in Lanvin Group, PubCo and PCAC upon request and confirm such return or destruction of the materials in writing to Lanvin Group and PCAC (email being sufficient) and, except if required by a governmental authority with competent jurisdiction, (d) will promptly notify Lanvin Group and PCAC and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of Lanvin Group, PubCo, PCAC and their affiliates, and other parties that may be referred to in the context of those discussions. By your receipt of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Agreements relating to the Proposed Business Combination are subject to change. The consummation of the Proposed Business Combination will also be subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Lanvin Group and PCAC in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission or similar regulatory agency of any other U.S. or non-U.S. jurisdiction has reviewed, evaluated, approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will PCAC, PubCo, Lanvin Group or any of their respective subsidiaries, equity holders, affiliates, directors, officers, employees, representatives, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. None of PCAC, Lanvin Group or PubCo has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Lanvin Group or the Proposed Business Combination. Recipients of this Presentation should each make their own evaluation of Lanvin Group and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of Lanvin Group and PCAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lanvin Group and PCAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination with PCAC; changes to the proposed structure of the business combination with PCAC that may be required or appropriate asa result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination with PCAC and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination with PCAC or that the approval of the shareholders of PCAC or the Lanvin Group is not obtained; the risk that the business combination with PCAC disrupts current plans and operations of PCAC or the Lanvin Group as a result of the announcement and consummation of the business combination with PCAC; the ability of the Lanvin Group to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination with PCAC; failure to realize the anticipated benefits of the business combination with PCAC; risk relating to the uncertainty of the projected financial information with respect to the Lanvin Group; the amount of redemption requests made by PCAC’s shareholders and the amount of funds available in the PCAC trust account; general economic conditions and other factors affecting the Lanvin Group’s business; Lanvin Group’s ability to implement its business strategy; Lanvin Group’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Lanvin Group’s business, Lanvin Group’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Lanvin Group’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Lanvin Group’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Lanvin Group’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Lanvin Group’s business; and those factors discussed in the “Risk Factors” section of PubCo’s registration statement on Form F-4, PCAC’s Annual Report on Form 10-K and other documents filed by PubCo or PCAC from time to time with the SEC. If any of these risks materialize or our assumptions pr

DISCLAIMER (2/2) Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. PCAC and Lanvin Group assume no obligation to update the information in this presentation. Financial Information; Use of Non-IFRS Financial Metrics and Other Key Financial Metrics Certain financial information and data contained in this Presentation is unaudited. Accordingly, such information and data may not be included, may be adjusted or may be presented differently in any proxy statement, prospectus or registration statement or other report or document to be filed or furnished by PCAC or PubCo with the SEC. This Presentation includes certain non-IFRS financial measures (including on a forward-looking basis) such as Adjusted EBITDA and maintenance capital expenditures. These non-IFRS measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Reconciliations of non-IFRS measures to their most directly comparable IFRS counterparts are included in the Appendix to this Presentation. Lanvin Group believes that these non- IFRS measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Lanvin Group. Lanvin Group’s management uses forward looking non-IFRS measures to evaluate Lanvin Group’s projected financial and operating performance. Lanvin Group believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lanvin Group’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents. For example, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore Lanvin Group’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Lanvin Group does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses, income and tax liabilities that are required by IFRS to be recorded in Lanvin Group’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgements by Lanvin Group about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, Lanvin Group presents non-IFRS financial measures in connection with IFRS results. Subject to Change Based on Board Approval This Presentation has not yet been approved by the board of directors of Lanvin Group, and therefore remains subject to revision based on the board’s review and input. Important Information About the Proposed Business Combination and Where to Find It In connection with the Proposed Business Combination, PubCo has filed with the SEC a proxy statement that will be distributed to holders of PCAC’s ordinary shares in connection with PCAC’s solicitation of proxies for the vote by PCAC’s stockholders with respect to the Proposed Business Combination and other matters as described in the proxy statement. PCAC will mail a definitive proxy statement, when available, to its stockholders. PCAC and PubCo also will file other documents regarding the proposed business combination with the SEC. INVESTORS, SECURITY HOLDERS, POTENTIAL INVESTORS AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PCAC, LANVIN GROUP AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders may obtain free copies of the preliminary proxy statement and the definitive proxy statement, and all other documents filed with the SEC by PCAC (in each case, when available) through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Primavera Capital Acquisition Corporation at 41/F Gloucester Tower, 15 Queen’s Road Central, Hong Kong. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. Participants in the Solicitation PCAC, PubCo and Lanvin Group and their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Business Combination. Information about the directors and executive officers of PCAC is set forth in PCAC’s Annual Report on Form 10-K filed with the SEC on March 31, 2022. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of PCAC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. Investors, security holders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as indicated above. No Offer or Solicitation This Presentation relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of PubCo to be issued in connection with the Proposed Business Combination. This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. None of Lanvin Group, PubCo or PCAC is making an offer of the Securities in any state where the offer is not permitted. Trademarks and Trade Names Lanvin Group and PCAC and their respective affiliates own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended in, and does not imply, a relationship with Lanvin Group, PCAC or any of their affiliates, or an endorsement or sponsorship by or of Lanvin Group, PCAC or such affiliates. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the TM or SM symbols, but such references are not intended to indicate, in any way, that Lanvin Group, PCAC, their affiliates or any third parties whose trademarks are referenced herein will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. 58